PUBLIC

ORIGINAL

18001606

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
APR 03 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-48557~~ yw

8-66889 yw

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Alternative Asset Investment Management Securities, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 West Ivy Lane, Suite 10
(No. and Street)

ENGLEWOOD	**NJ**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VICTOR PARK **212-832-7600**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, VICTOR PARK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC, as of DECEMBER 31, 2017 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Public Notary

DRINA E IGLESIAS
Notary Public - State of New Jersey
My Commission Expires Mar 25, 2019

3/22/18

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Alternative Asset Investment Management Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alternative Asset Investment Management Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Alternative Asset Investment Management Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alternative Asset Investment Management Securities, LLC's management. Our responsibility is to express an opinion on Alternative Asset Investment Management Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alternative Asset Investment Management Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Alternative Asset Investment Management Securities, LLC's auditor since 2013.

Maitland, Florida

March 30, 2018

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets:		
Cash and cash equivalents	$	101,500
Accounts receivable (net of $24,000 allowance for doubtful accounts)		700,855
Accounts receivable - related party		4,000
Deposits		15,934
Prepaid expenses		44,908
Total assets	$	867,197

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	23,782
Deferred Revenue		27,500
Commissions Payable		578,199
Total liabilities		629,481
Member's equity:		237,716
Total liabilities and member's equity	$	867,197

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE ASSET INVESTMENT
MANAGEMENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Alternative Asset Investment Management Securities, LLC ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ('SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the National Futures Association, and a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as a solicitor to refer potential investors to hedge funds, private placements, or funds of hedge funds for which the Company receives referral fee income. The Company may introduce third party execution services to hedge funds or investment funds. The company does not hold or maintain funds or securities for other broker-dealers.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017 , the Company had no uninsured cash balances.

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in the operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets.

Referral Fee Income

The Company's referral fee income is recorded as earned, when it is fixed and determinable.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that reflect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALTERNATIVE ASSET INVESTMENT
MANAGEMENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2014.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which because of their short-term nature, approximate current fair value.

Allowance for Doubtful Accounts

An allowance for doubtful accounts was made for $24,000 for a receivable older than 90 days for the year ending December 31, 2017.

Note 2 - Net Capital Requirements

The Company is subject to the Securties and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness of $629,481 which was $41,965, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $23,242, and a net capital ratio of 9.65 to 1.

Note 3 - Operating Leases

The Company had a lease that expired in August 2017. At the time the lease expired, the Company had paid $30,878 in rent expense. The Company now leases its facilities under an agreement with Forward Realty Corp that expires August 31, 2018. The provided for monthly rent is $475 through expiration. Rent expense for the year ended December 31, 2017 was $32,778.

Future minimum lease payments are as follows:

2018	$3,800

Note 4 - Related Party Transactions

During 2017 the Company has a management services agreement effective January 1, 2015 with a company under common control. The agreement provides that the Company will pay a fee to the related company that covers office space, supplies and other services allocated on a monthly basis. The total amount paid pursuant to the agreement for 2017 was $-0-. The total amount due from the related company at December 31, 2017 was $4,000.

Note 5 - Commitments and Contingencies

On February 13, 2017 the Company became the subject of a claim from a former registered representative alleging multiple contractual obligations wherein fees have not been paid, financial information has not been provided, false statements made, and to obtain joint property being unjustly withheld. The total compensation disputed amounts to $48,859. The Company is vigorously contesting this claim based on the Company's interpretation of the Independent Contractor Agreement with the former representative. As the Company is unable to form a judgment at this time (an unfavorable outcome is either "probable" or "remote") and unable to estimate the range of any possible loss, therefore an accrual has not been recorded.

The Company does not have any other commitment or contingencies other than described in Note 3.

ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2017

Note 6 - Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 19, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

In February 2016, the FASB issued ASU 2016-2, Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through March 30, 2018, the date which the financial statements were available to be issued, and has determined that the Company had no other events occuring subsequent to December 31, 2017, requiring disclosure.